Invitae Corporation

1400 16th Street

San Francisco, California 94103

October 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	John Reynolds
Hillary Daniels

Re:	Invitae Corporation
Registration Statement on Form S-4
File No. 333-220448
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Invitae Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on Thursday, October 5, 2017, or as soon thereafter as may be practicable. Please call Patty DeGaetano of Pillsbury Winthrop Shaw Pittman LLP at (858) 509-4033 to confirm the effectiveness of the Registration Statement.

Very truly yours,

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Shelly D. Guyer
Chief Financial Officer